UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

DATA STORAGE CORPORATION

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

23786R201

(CUSIP Number of Class of Securities)

Charles M. Piluso

Chief Executive Officer

Data Storage Corporation

244 5th Avenue, Second Floor, Suite 2821

New York, New York 10001

Telephone: (212) 564-4922

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Leslie Marlow, Esq.

Kathleen A. Cunningham, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 Explanatory Note

This Amendment No. 1 to Final Amendment to Schedule TO amends the Final Amendment to Schedule TO filed with the Securities and Exchange Commission on January 16, 2026 to correct a typographical error related to the number of shares tendered by Mr. Schwartz due to a clerical error.

AMENDMENT NO. 1 TO FINAL AMENDMENT

TO

SCHEDULE TO

This Amendment No. 1 to Final Amendment (“Final Amendment”) relates to and amends and supplements the Tender Offer Statement on Schedule TO (as amended, together with all exhibits including Exhibit (a)(1)(A)) (the “Schedule TO”) originally filed by Data Storage Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 8, 2025, as amended by Amendment No. 1 filed with the SEC on December 18, 2025 and Amendment No. 2 filed with the SEC on December 23, 2025 relating to the offer by the Company to purchase up to 6,192,990 shares of its common stock, par value $0.001 per share (the “Shares”), at a price of $5.20 per Share (the “Purchase Price”), in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 and the related Letter of Transmittal, copies of which were previously filed as exhibits to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Final Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Final Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Final Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer and the Schedule TO is expressly incorporated by reference herein.

The following information is provided pursuant to Rule 13e-4(c)(4):

●	The Company has received the final results of the Offer, which expired at 12:00 Midnight at the end of the day, New York City Time on Monday, January 12, 2026.

●	5,625,129 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer.

●	On January 14, 2026, the Company determined that all conditions to the Offer were satisfied and accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer at the Purchase Price, resulting in an aggregate purchase price of $29,250,670.80.

●	The Company wired payment for the Shares to the Depositary for the Offer on January 14, 2026.

●	The Depositary will promptly pay for all of the Shares accepted for purchase in accordance with the terms and conditions of the tender offer.

Item 8. Interest of Securities of the Subject Company

Item 8(b) of the Schedule TO is hereby amended and supplemented by adding the following text:

On December 11, 2025, Todd Correll exercised options to purchase 20,627 shares of common stock, of which 10,471 shares were sold in the open market to satisfy tax withholding obligations and 10,156 shares were withheld from issuance to cover the exercise price of the options exercised.

On December 12, 2025, Matthew Grover exercised options to purchase 20,627 shares of common stock, of which 10, 202 shares were withheld from issuance to cover the exercise price of the options exercised.

On December 10, 2025, Thomas Kempster sold 6,846 shares in open market sales to satisfy tax withholding obligations.

On December 11, 2025, Lawrence Maglione exercised options to purchase 24,167 shares of common stock of which 21,529 shares were sold in open market sales to satisfy tax withholding obligations and 11,631 shares were withheld from issuance to cover the exercise price of options exercised.

On December 10, 2025, Charles Piluso sold 20,089 shares in open market sales to satisfy tax withholding obligations.

On December 16, 2025, Harold Schwartz exercised options to purchase 36,823 shares of common stock.

On January 14, 2026 the Company’s directors and officers tendered the following number of Shares beneficially owned in connection with the Offer:

John Argen	57,207
Todd Correll	0
Matthew Grover	43,340
Thomas Kempster	881,472
Lawrence Maglione	24,752
Uwayne Mitchell	11,248
Charles Piluso	865,841
Nancy Stallone	11,248
Clifford Stein	280,850
Harold Schwartz	895,876

ITEM 11. ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On January 15, 2026, the Company issued a press release announcing the final results of the tender offer. A copy of such press release is filed as Exhibit (a)(8) to this Schedule TO and is incorporated herein by reference.

ITEM 12 EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit

(a)(1)(A)**	Offer to Purchase dated December 8, 2025.
(a)(1)(B)**	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)**	Form of Notice of Withdrawal.
(a)(5)**	Press Release dated December 8, 2025.
(a)(6)**	Press Release dated December 18, 2025.
(a)(7)**	Press Release dated December 23, 2025.
(a)(8)**	Press Release dated January 15, 2026.
(b)	Not Applicable.
(d)(1)	Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form S-8/A (File No. 333-169042) filed with the SEC on October 25, 2010).
(d)(2)	Amended and Restated Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on April 26, 2012).
(d)(3)	Data Storage Corporation 2021 Stock Incentive Plan (incorporated by reference to Appendix B to the Company’s Information Statement on Schedule 14C (File No. 001-35384) filed with the SEC on March 8, 2021).
(d)(4)	Representative’s Warrant dated May 18, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on May 18, 2021).
(d)(5)	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on May 18, 2021).
(d)(6)	Warrant Agency Agreement, dated May 18, 2021, by and between the Company and VStock Transfer LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on May 18, 2021).
(d)(7)	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on July 20, 2021).
(d)(8)	Form of Incentive Stock Option Grant Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Form S-8 (File No. 333-272399) filed with the SEC on June 5, 2023).
(d)(9)	Form of Nonqualified Stock Option Grant Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Form S-8 (File No. 333-272399) filed with the SEC on June 5, 2023).
(d)(10)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.4 to the Company’s Form S-8 (File No. 333-272399) filed with the SEC on June 5, 2023).
(g)	Not Applicable.
(h)	Not Applicable.
107**	Filing Fee Table.

**previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2026

DATA STORAGE CORPORATION

By:	/s/ Charles M. Piluso
Name: Charles M. Piluso
Title: Chief Executive Officer